Exhibit 17.3

Robert K. Burgess

1015 N. Glengarry Road

Bloomfield Hills, Michigan 48301

February 26, 2008

Mr. Robert J. Skandalaris

Chairman

Noble International, Ltd.

840 West Long Lake Road, Suite 601

Troy, Ml 48098

Dear Bob:

I am writing this letter to inform you that I have decided to resign my position as a member of the Board of Directors of Noble International, Ltd. as of February 26, 2008. This resignation also includes my position on all committees and any subsidiaries.

Although I have been a Board member for a relatively short time, I have enjoyed my association with other members of the Board and management.

Please inform all other Board members and interested parties of my resignation. I wish you and my other Board colleagues the best in all future endeavors.

Sincerely,

Robert K. Burgess

CC:	Mr. Michael C. Azar, Esq.

Mr. Jean-Francois Crancee

Mr. Ronald E. Harbour

Mr. Phillippe Landron

Mr. Jean-Luc Maurange

Mr. Thomas L. Saeli

Mr. Larry R. Wendling

Mr. David J. Fallon